WORLD MONITOR TRUST III
                   c/o PREFERRED INVESTMENT SOLUTIONS CORP.
                               51 WEAVER STREET
                         BUILDING ONE SOUTH, 2nd FLOOR
                         GREENWICH, CONNECTICUT 06831


                                        March 29, 2005

Owen Pinkerton
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   World Monitor Trust III (the "Company")
                  Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-119612)
                  -------------------------------------------------

Dear Mr. Pinkerton:

           We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 12:00 p.m. on Thursday, March 31, 2005, or as soon thereafter as reasonably practicable.

           We hereby acknowledge that:

           1. should the Securities and Exchange Commission (the "Commission"), or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

           2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

           3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

WORLD MONITOR TRUST III                        KENMAR SECURITIES, INC.


By:  Preferred Investment Solutions Corp.      By:  /s/ Lawrence S. Block
                                                    ---------------------
                                                    Name:  Lawrence S. Block
     Managing Owner                                 Title: Senior Vice President
                                                           and General Counsel


By: /s/Marc S. Goodman
    ------------------
    Marc S. Goodman
    Co-Chief Executive Officer